Exhibit (d) (7)

March 16, 2004

John K. Henry
2 Sage Rd.

Toms River, NJ 08753

Dear John:

This letter agreement (the “Agreement”) is to confirm the understanding between you and Duane Reade Acquisition Corp., a Delaware Corporation (the “Merger Sub”), concerning your employment by Duane Reade Inc., a Delaware Corporation (the “Company”).  Upon the consummation of the merger of the Merger Sub with and into the Company (the “Transaction”), pursuant to an agreement and plan of merger dated as of December 22, 2003, by and among the Merger Sub, the Company, Duane Reade Shareholders, LLC and Duane Reade Holdings, Inc. (the “Merger Agreement”), the Company will succeed to all the rights and obligations of the Merger Sub hereunder and the Company will become a party to this Agreement.  The Agreement will automatically terminate upon termination of the Merger Agreement prior to the consummation of the Transaction.

1.                                       Term.  The Company agrees to employ you, and you agree to serve the Company, on the terms described in this Agreement.  This Agreement will become effective on the date the Transaction is consummated (the “Commencement Date”) and will remain in effect until terminated in accordance with Section 6 below (the “Term”).

2.                                       Duties and Responsibilities.  You will serve as Senior Vice President of the Company and report to the Chief Executive Officer of the Company.  Your principal place of employment will be in New York, New York.  Your duties will include those delegated to you from time to time by the Chief Executive Officer of the Company.

3.                                       Compensation.  During the Term of this Agreement, you will be paid the following compensation in accordance with the Company’s normal payroll practices, provided you remain employed by the Company:

(a)  Salary.  You will receive an annual base salary during the Term (your “Salary”).  On the Commencement Date, your Salary will be equal to your annual base salary in effect on the date hereof.  During the Term, your Salary may be increased, but not decreased, from time to time in the sole and absolute discretion of the board of directors of the Company (the “Board”).

(b)  Bonus.  You will also be eligible to receive an annual bonus for each year of the Term (the “Bonus”) based on the achievement of performance targets to be determined by the Company.  Your Bonus amount will be determined as follows: (1) the achievement of minimum performance levels but less than target performance levels will entitle you to a Bonus in an amount equal to 50% of your Salary; (2) the achievement of target performance levels but less than maximum performance levels will entitle you to a Bonus in an amount equal to 100% of your Salary; and (3) the achievement of maximum performance levels will entitle you to a Bonus in an amount equal to 150% of your Salary.  Your Bonus, if any, will be payable at such time as the Company pays bonuses to other officers of the Company.

(c)  Withholding.  You agree and authorize the Company to deduct and withhold from payments to be made to you amounts required to be deducted and withheld by the Company under the provisions of this Agreement, and under any applicable law, statute or regulation, including without limitation, such Federal, state or local taxes as shall be required to be withheld pursuant to any applicable law or regulation.  In addition, you agree to reimburse the Company for the payment of any tax (including any excise tax, but excluding amounts withheld from compensation) that the Company may make on your behalf to any taxing authority, and that such reimbursement obligation may be satisfied in whole or in part through (i) a reduction of amount of any compensation otherwise due you pursuant to this Agreement and/or (ii) a forfeiture of “options” granted to you pursuant to Section 5 of this Agreement.

4.                                       Benefits.  You will be entitled to all rights and benefits for which you are otherwise eligible under any health, life and disability insurance plans, vacation policies, sick leave policies, reimbursement policies, profit sharing or other incentive plans (at the level determined by the Chief Executive Officer of the Company or the Board), that the Company provides all of its senior vice presidents (collectively, “Additional Benefits”).

5.                                       Equity.  On the Commencement Date, you will be granted options to purchase the common stock of Duane Reade Holdings, Inc. (the “Options”) in an amount and at an exercise price as set forth on Schedule A attached hereto.  Your Options shall be granted pursuant to and governed by a stock option plan and a separate written agreement that sets forth the terms of the Options.  In addition, on the Commencement Date, you will be granted a number of units of phantom stock (the “Phantom Stock Units”) as set forth on Schedule A attached hereto.  Your Phantom Stock Units shall be granted pursuant to and governed by a phantom stock plan and a separate written agreement that sets forth the terms of the Phantom Stock Units.

6.                                       Termination.  Your employment can be terminated as follows:

(a)  For Cause.  Your employment may be terminated by the Company for Cause (as hereinafter defined) at any time upon five (5) days’ advance written notice to you; provided; however, that the Board may without prior notice to you suspend your employment while continuing to pay your Salary if the Board has determined that it is in the best interests of the Company to so suspend your employment.  The following shall constitute “Cause” for termination:  (i) the commission by you of any act of fraud or embezzlement against the Company or any of its subsidiaries, (ii) your conviction of, or pleading guilty to, a felony, (iii) intentional misconduct by you which is materially injurious (or if public could be materially injurious) to the reputation or financial interests of the Company, including without limitation sexual or racial harassment of employees of the Company, its subsidiaries or of persons engaged in business with the Company or any of its subsidiaries, (iv) your material breach of any covenant or Company policy regarding the protection of the Company’s business interests, including, without limitation, policies addressing confidentiality and non-competition, or (v) your failure to follow the lawful instructions of the Board or Chief Executive Officer of the Company after having received prior written notice of such failure and you have not corrected such failure (if capable of correction) within ten (10) days following your receipt of such written notice.

(b)  Death or Disability.  Your employment will terminate upon your death.  The Company may terminate your employment if you become permanently disabled, as such term or any similar term is defined in the Company’s disability insurance plan whether or not you participate in such plan, effective upon written notice of termination from the Company to you.

(c)  Without Cause.  The Company may terminate your employment without Cause at any time upon thirty (30) days’ advance written notice to you.

(d)  Resignation for Good Reason.  You may terminate your employment with the Company at any time for Good Reason (as hereinafter defined) upon thirty (30) days’ advance written notice to the Company.  The following shall constitute “Good Reason” for termination:  (i) the assignment to you of any duties materially and adversely inconsistent with your position as Senior Vice President which results in a material and adverse change in your status, offices or titles with the Company, (ii) a reduction in your Salary from that in effect on the Commencement Date or (iii) a requirement that you relocate more than 20 miles outside the greater New York metropolitan area; provided, however, that any event described in clause (i) shall not constitute Good Reason unless you have given the Company prior written notice of such event and the Company has not cured such event (if capable of cure) within (10) days following receipt of such notice.

(e)  Resignation without Good Reason.  You may terminate your employment with the Company at any time without Good Reason upon thirty (30) days’ advance written notice to the Company.

7.                                       Effects of Termination.  Upon termination of your employment, the Company shall have no further obligations to you, except as follows:

(a)  Without Cause or for Good Reason.  If the Company terminates your employment without Cause or you resign for Good Reason, you will be entitled to the following payments and benefits:

(i)                                     an amount equal to (x) if the date of termination occurs prior to the first anniversary of the Commencement Date, the total of (1) two times your Salary and (2) an amount equal to your target Bonus for the calendar year (whether or not such Bonus was earned or paid) preceding such termination; and (y) if the date of termination occurs on or after the first anniversary of the Commencement Date, one times your Salary (each such amount, hereinafter the “Severance”) payable in accordance with Section 8 of this Agreement;

(ii)                                  your Salary accrued to the date of termination in accordance with the Company’s policies; and

(iii)                               Additional Benefits that, by their terms, apply after termination.

(b)  For Cause or without Good Reason; Due to Death or Disability.  If the Company terminates your employment for Cause, you resign without Good Reason, or your employment is terminated due to your death or disability (as defined in Section 6(b)) you (or your beneficiary or legal representative, as applicable) will be entitled to the following amounts:

(i)                                     your Salary accrued to the date of termination in accordance with the Company’s policies; and

(ii)                                  Additional Benefits that, by their terms, apply after termination.

8.                                       Timing of Payment of Severance.  Your Severance will be paid to you in substantially equal bi-monthly installments in accordance with the Company’s normal payroll practices and (a) in the case of a termination of employment prior to the first anniversary of the Commencement Date, over the twenty-four-month period following your termination of employment and (b) in the case of a termination of employment on or following the first anniversary of the Commencement Date, over the twelve-month period following your termination of employment (in either case, the “Severance Period”).

9.                                       Restrictive Covenants.

(a)                                  Non-Competition; Non-Solicitation.  At all times during the Term and the Severance Period, or, in the event your employment is terminated by the Company for Cause or by you without Good Reason, at all times during the one-year period commencing on and following the date of such termination, you agree that you will not, directly or indirectly, without the prior written consent of the Board, be employed by, or act as a consultant or lender to or in association with, or as a director, officer, employee, partner, owner, joint venturer, member or otherwise, of any person, firm, corporation, partnership, limited liability company, association or other entity that engages in the chain drug business in the greater New York metropolitan area (other than by beneficial ownership of up to 2% of the outstanding voting stock of a publicly-traded company that is or owns such a competitor).  You further agree that at all times during the Term and for one year following your termination of employment with the Company for any reason, you will not directly or indirectly (i) solicit or hire or encourage the solicitation or hiring of any person who was an employee of the Company at any time on or after the date of such termination (unless more than six months shall have elapsed between the last day of such person’s employment by the Company and the first date of such solicitation or hiring) or (ii) induce or attempt to induce any employee of the Company to leave the employ of the Company or in any way interfere with the relationship between the Company and any employee thereof.

(b)                                 Non-Disclosure of Confidential Information.  You recognize that the services you perform for the Company are special, unique and extraordinary in that you may acquire confidential information, trade secrets or other competitive information concerning the operations of the Company, the use or disclosure of which could cause the Company substantial loss and damages which could not be readily calculated, and for which no remedy at law would be adequate.  Accordingly, you agree that you will not at any time during your employment with the Company or thereafter, except in performance of your obligations to the Company hereunder, disclose, either directly or indirectly, any Confidential Information (as hereinafter defined) that you may learn by reason of your association with the Company.  The term “Confidential Information” shall mean any past, present or future confidential or secret plans, programs, documents, agreements, internal management reports, financial information or other material relating to the business, strategies, services or activities of the Company, including, without limitation, information with respect to the Company’s operations, processes, products, inventions, business practices, finances, principals, vendors, suppliers, customers, potential customers, marketing methods, costs, prices, contractual relationships, including leases, regulatory status, compensation paid to employees or other terms of employment, and trade secrets, market reports, customer investigations, customer lists and other similar information that is proprietary information of the Company.

(c)  Enforcement of Section 9.  You hereby expressly acknowledge that the restrictions contained in Section 9 are reasonable and necessary to protect the Company’s legitimate interests, that the Company would not have entered into this Agreement in the absence of such restrictions, and that any violation of such restrictions will result in irreparable harm to the Company.  You agree that the Company shall be entitled to preliminary and permanent injunctive relief  (without the necessity of proving actual damages) as well as an equitable accounting of all earnings, profits and other benefits arising from any violation of the restrictions contained in Section 9, which rights shall be cumulative and in addition to any other rights or remedies to which the Company may be entitled.  Notwithstanding the provisions of Section 10(d), the parties agree irrevocably and unconditionally (i) that any legal proceeding arising out of Section 9 may be brought at the Company’s election only in the United States District Court for the Southern District of New York or if such court will not accept jurisdiction, in any court of general jurisdiction in New York, or, if not in court, by arbitration in accordance with Section 10(d), (ii) to the non-exclusive jurisdiction of such court in any such proceeding, and (iii) to waive any objection to the laying of venue of any such proceeding in any such court.  You and the Company also irrevocably and unconditionally consent to the service of any process, pleadings, notices or other papers in connection with any such proceeding.

10.                                 Miscellaneous.

(a)                                  Forfeiture of Compensation and Benefits.  By entering into this Agreement, the parties hereby agree and acknowledge that you are without consideration in excess of the compensation and benefits provided to you pursuant to this Agreement forfeiting the right to the payments and benefits set forth in Schedule B annexed to this Agreement.

(b)                                 Succession; No Assignment.  This Agreement will inure to the benefit of and will be binding upon the Company, its successors and assigns.  Your obligations and duties under this Agreement are personal and not assignable by you.

(c)                                  Notices.  Any notices provided for in this Agreement shall be sent to the Company at 440 Ninth Avenue, Sixth Floor, New York, NY Attention: General Counsel or such other address as the Company may designate to you in writing, and to you at such address as you may designate (or your business address of record in the absence of such designation).  All notices shall be effective upon receipt.

(d)                                 Governing Law.  This Agreement will be governed by, and interpreted in accordance with, the laws of the State of New York.  Any controversy or claim relating to this Agreement (other than a controversy under Section 9 of this Agreement (Restrictive Covenants) will be settled by arbitration in accordance with the Arbitration Rules of the American Arbitration Association.  Venue for any arbitration pursuant to this Agreement will lie in New York, New York.  The award of the arbitrator shall be final and binding.  Judgment upon the award may be entered in any court having jurisdiction thereof.

(e)                                  Entire Agreement.  As of the Commencement Date, this Agreement will constitute the entire understanding between you and the Company and will contain a complete statement of all prior negotiations, arrangements and agreements between you and the Company relating to your employment with the Company and accordingly any and all prior oral or written agreements including, without limitation, any retention, severance or employment agreements you may have entered into with the Company or its affiliates prior to the Commencement Date, shall be null and void and of no further force and effect. As of the Commencement Date, this Agreement will supersede all prior or contemporaneous verbal or written agreements, understandings or communications between you and the Company relating to your employment with the Company.

(f)                                    Continuing Effect and Expiration of the Term.  Unless otherwise expressly provided herein, any provision of this Agreement that would by its terms or natural import survive the expiration of this Agreement and the termination of your employment hereunder shall survive (i.e. Section 9).  You and the Company agree that other than as explicitly provided in Section 9 of this Agreement, this Agreement shall end on the last day of the Term.

(g)                                 Amendment.  No provision of this Agreement may be modified, waived or discharged unless such waiver, modification or discharge is agreed to in writing.

(h)                                 Representation. You acknowledge that you have had an opportunity to seek and receive advice from legal counsel in connection with the execution of this Agreement.

If you agree to and accept the foregoing, please so indicate by signing this Agreement in the space provided below and returning a signed copy to us.  Upon acceptance by you, this Agreement will become our agreement as to the terms and conditions of your continued employment on and after the Commencement Date.

DUANE READE ACQUISITION CORP.

	By:	/s/ Andrew J. Nathanson
Name: Andrew J. Nathanson
Title: Vice President

AGREED AND ACCEPTED:

/s/ JOHN K. HENRY
Name: John K. Henry

Date: March 16, 2004